300 North LaSalle Street Chicago, Illinois 60654
Paul D. Zier
To Call Writer Directly:	(312) 862-2200	Facsimile:
(312) 862-2180		(312) 862-2000
paul.zier@kirkland.com	www.kirkland.com

September 6, 2011

Via EDGAR

Mara L. Ransom

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                               NRG Energy, Inc.
Registration Statement on Form S-4
Filed July 11, 2011
File No. 333-175470

Dear Ms. Ransom:

This letter is being furnished on behalf of NRG Energy, Inc., a Delaware corporation (the “Company”), in response to the comments raised in your letter dated August 1, 2011 from you to Michael R. Bramnick, Executive Vice President and General Counsel of the Company, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-175470) (the “Registration Statement”).  The responses below correspond to the numbers of those comments (which are reproduced in italics below).  The Company’s responses are as follows:

Signatures pages

1.                                      Please ensure that all signatures on behalf of your subsidiary guarantors reflect each individual’s position with the guarantor.  In this regard, we note that the signatures on behalf of each subsidiary guarantor currently list each individual’s position with NRG Energy, Inc., as opposed to the individual’s position with the subsidiary guarantor.

Response:

The Company has revised the signature pages to the Registration Statement in response to the Staff’s comment to reflect that the listed officers function as acting principal executive, financial and accounting officers, as applicable, of the registrants.  In this regard we note that, while the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

thereunder do not define “principal executive officer,” “principal financial officer” or “principal accounting officer,” Rule 405 promulgated under the Securities Act defines an “officer” as “ . . . a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing corresponding functions . . .” (emphasis added)  Because Mr. Crane routinely performs the primary executive policy making function on behalf of the subsidiary guarantor registrants, we respectfully submit that it is appropriate for him sign as “acting principal executive officer” of the subsidiary guarantor registrants, regardless of his status as an officer under applicable state law.  Similarly, because Mr. Schade and Mr. Ingoldsby routinely perform the primary functions of the principal financial and accounting officers of the subsidiary guarantor registrants, we likewise submit it is appropriate for them to sign as “acting principal financial officer” and “acting principal accounting officer,” as applicable.

Exhibit Index, page II-123

Exhibit 5.01 - Opinion of Kirkland & Ellis, LLP

2.                                      Please have counsel revise to reflect counsel’s reliance on the opinion of Andrews Kurth LLP, rather than Vinson & Elkins LLP.

Response:

In response to the Staff’s comment, counsel has revised its opinion to reflect reliance on the opinion of Andrews Kurth LLP.

Exhibit 5.03 — Opinion of Andrews Kurth LLP

3.                                      Please have counsel revise to state that Kirkland & Ellis LLP may rely on the opinion.

Response:

In response to the Staff’s comment, counsel has revised its opinion to state that Kirkland & Ellis LLP may rely on its opinion.

4.                                      We note counsel’s statement in the last paragraph of the opinion that the opinion is given “as of the date hereof” and that counsel disclaims any duty to advise you of any subsequent changes in fact or law.  Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Response:

In response to the Staff’s comment, counsel has revised its opinion to state that it has no obligation to update its opinion after the date of effectiveness.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2180.

Very truly yours,

/s/ Paul D. Zier
Paul D. Zier

PDZ/ap

cc:	Michael R. Bramnick
Brian Curci
Jerry Nowak